


Making Urban Wind Work

Anna Pryimak

Co-Founder of Sirocco Energy. Organizational Psychologist and Coach.

United States · **Contact info**

500+ connections

 Sirocco Energy

Erickson Coaching International

Experience



Co-Founder and Chief Operating Officer
Sirocco Energy
Nov 2017 – Present · 3 yrs 11 mos
United States

Sirocco Energy has developed a new kind of wind generator designed for the urban environment. As a linear wind generator, Sirocco wind turbines have a more efficient principle of work, which has important advantages over traditional wind turbines: high efficiency, low noise and vibration, easy installation, low price and aesthetic design.



Organizational Development Consultant, Business Coach
Self-Employed
Oct 2019 – Present · 2 yrs

Upgrading HR and OD processes in the organization. Executive coaching for personal and professional growth.



Co-Founder, General Manager
DIY Lab
Feb 2016 – Feb 2017 · 1 yr 1 mo

Running a hardware startup incubator. Helping early-stage startups to get from an idea to the global product.



Founder, Coach
GoGetters
Dec 2015 – Jan 2017 · 1 yr 2 mos

Personal coaching and career guidance. General company management.



HR Manager
Mobilunity
Jul 2015 – Nov 2015 · 5 mos

Employees selection, onboarding, adaptation and loyalty building. Executive coaching

Show 3 more experiences ⌄

Education



Erickson Coaching International
Personal and Business coaching
2016 – 2017



CNM College of Naturopathic Medicine
Health Coaching
2020 – 2021

Volunteer experience

Volunteer
AIESEC Cairo University
May 2014 – Jun 2014 · 2 mos
Education

Skills & endorsements

Organizational Development · 22

Organizational Development · 22

 Endorsed by **13 of Anna's colleagues at AIESEC**

Team Management · 29

Endorsed by **2 of Anna's colleagues at Mobilunity | Dedicated Development Teams**

Marketing Strategy · 15

Endorsed by **5 of Anna's colleagues at AIESEC**

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Recommendations

Received (3)   Given (1)

Rebeca Luna
Matrix and site initiatives
execution leader at Procter
& Gamble
February 26, 2017, Anna
worked with Rebeca in the
same group

Anya is a result oriented worker. AIESEC Sweden was struggling and Anya had the capability to enable the organization to follow the national strategy achieving the targeted growth thought education, direct coaching and optimisim that she transmits with her never ending energy. I am grateful that I had the ... See more

Taras Vodyanyy
CEO and Co-founder of
Sirocco Energy.
February 24, 2017, Taras
worked with Anna but at
different companies

I was really happy to work with Anna, because she is a good manager, honest and responsible person. She has great experience with time management, team management and marketing.

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Accomplishments

3 **Languages**   ∨
English · Russian · Ukrainian

Interests

 **Global Energy Profs l Oil & Gas, Wind, S**
86,779 members

 **Linking Construction**
201,921 members

 **CleanTech**
43,008 members

STARTUP AND ENTREPRENEURS NETW
53,503 members

 **AIESEC**
349,072 followers

 **Erickson Coaching International**
15,917 followers

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